FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document	Page No.
1. 2. 3. 4. 5. 6. 7. 8. 9. 10.
BlackBerry Announces New Partnerships and Broad Enterprise Portfolio

BlackBerry Study Reveals Enterprises Are Aware of Risks and Threats in Mobile Deployments

Global Customers Choose BES12 Cross-Platform EMM by BlackBerry

BlackBerry Delivers Industry’s Broadest Enterprise Mobility Support with BES12 Cross-Platform EMM Solution

BlackBerry Announces New Identity and Access Solutions Allowing Enterprises to Embrace Mobility and Cloud Services with Confidence

BlackBerry Transforms Mobile Collaboration with New BBM Meetings Solution

BlackBerry Announces Agreement with Salesforce to Promote Public Sector Productivity

BlackBerry and Samsung Partner to Provide End-To-    End Security for Android

Global Channel Partners and Mobile Operators Offering the New BES12 Cross-Platform EMM Solution by BlackBerry

BlackBerry Announces Partnership with Brightstar to Deliver Enterprise Mobility Solutions

3. 3. 5. 4. 4. 3. 2. 3. 3. 3.

                                                            Document 1

                                                                                    NEWS RELEASE

                                                                                    November 13, 2014

FOR IMMEDIATE RELEASE

BlackBerry Announces New Partnerships and Broad Enterprise Portfolio

BlackBerry expands enterprise solutions, raising the bar on security, productivity, communication and collaboration

San Francisco and Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today new partnerships, enterprise solutions and value-added services that will improve productivity, communication and collaboration for enterprises.

Today’s announcements during BlackBerry’s Enterprise Portfolio Launch event in San Francisco include new partnerships, tools and technologies that further expand BlackBerry’s enterprise portfolio spanning Enterprise Mobility Management (EMM), Identity & Access, and Communications & Collaboration. BES12™: a cross-platform EMM solution by BlackBerry® serves as the company’s foundation to control access, data and applications across all mission-critical endpoints and devices, supporting all major enterprise platforms.

“Our Enterprise Portfolio, with BES12 at its foundation, does so much more than just manage cross-platform devices. Amongst many other capabilities, the portfolio provides easy and safe access to corporate data, manages an array of employee IDs, and offers new ways to securely and conveniently collaborate with colleagues,” said John Sims, President of Global Enterprise Services at BlackBerry. “Today’s announcements demonstrate that BlackBerry is delivering on our promise to design and develop enterprise solutions that drive secure communications and collaboration for our customers. Everything we and our broad-based ecosystem of partners, including systems integrators, mobile operators and distributors, do is to deliver greater productivity and efficiency to our customers.”

The new enterprise solutions and services announced by BlackBerry today include:

EMM

•
BES12, the foundation of BlackBerry’s portfolio, securely manages apps and content across devices from every major mobile platform, including iOS, Android™, Windows Phone® and BlackBerry® devices. Vodafone, Rogers, SingTel and many more mobile operators around the world will resell BES12.

•
BlackBerry announced a strategic partnership with Samsung Electronics Co., Ltd. to provide a highly secure mobility solution for Android. As a result, early next year enterprise customers will have a new choice: a tightly integrated, end-to-end secure solution that brings together BES12 with Samsung Galaxy smartphones and tablets that include Samsung KNOX.

•
BlackBerry® Blend for the Enterprise is part of BlackBerry’s EMM offerings and makes it possible for employees to maximize their productivity by securely accessing personal and work data from their BlackBerry smartphone on any desktop or tablet. With a foundation built on BlackBerry security, BlackBerry Blend revolutionizes IT administration by shifting from managing devices to managing information movement and reduces the need for VPN, lowering total cost of ownership.

•
WorkLife by BlackBerry® will allow enterprises to easily add a separate corporate phone number to personal devices brought in by their employees or for the employee to add a separate personal phone number to a corporate-liable device provided by the company. This will enable voice, SMS and data usage to be charged to the company while all other usage is charged directly to the employee, with no need to file and process expense reports or pay stipends. The solution will operate while on the home network as well as in roaming situations.

IDENTITY & ACCESS

•
Announced today, Enterprise Identity by BlackBerry® will provide organizations a simple way to manage secure access to cloud-based services, including Software-as-a-Service (SaaS) and internal apps, with a single point of entitlement, control and audit.

•
Announced today, VPN Authentication by BlackBerry® will provide easy-to-use, Public Key Infrastructure (PKI)-based, two-factor authentication. This will allow mobile professionals to use something they know – their network credentials – with something they have – their iOS, Android or BlackBerry® 10 smartphone – to achieve seamless and secure access to corporate content behind the firewall, eliminating the need for costly and inconvenient hardware tokens.

COMMUNICATIONS & COLLABORATION

•
BBM™ Meetings, announced today, provides a mobile-first collaboration app that allows voice and video conferences for groups of up to 25 people on BlackBerry 10 or Android smartphones, and also on Windows® PC or Mac. The solution is specifically built to enhance the productivity of the mobile professional through the use of such features as Auto Join.

•
Offered in conjunction with BlackBerry’s partner Secusmart, Secure Voice Solutions by BlackBerry demonstrates the company’s commitment to being the first name in enterprise mobile security. The SecuSUITE for BlackBerry 10 is a key solution that has been selected by Germany’s Federal Office for Information Security for classified communications between the country’s highest public officials.

BES12 and all of the value-added services within BlackBerry’s enterprise portfolio will be offered as cloud services and priced on a subscription basis, allowing customers to avoid the need for heavy upfront investment.

BlackBerry also announced a new survey and report on mobility risk tolerance, which highlighted the need for more optimal levels of risk management in EMM. The report found, for example, that only one in three organizations (35 percent) are very confident that their organization’s data assets are fully protected from unauthorized access via mobile devices. Additional details on the report are available here.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

                             ###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                            Document 2

                                                                                         November 13, 2014

FOR IMMEDIATE RELEASE

BlackBerry Study Reveals Enterprises Are Aware of Risks and Threats in Mobile Deployments

•	Survey reveals only 35% of respondents are confident data protected from mobile threat
•	Two-thirds say mobile is the weakest link in data security
•	Widespread fear of reputational, financial damage

Waterloo, ON – A global study released today revealed a significant gap between what enterprises understand is putting them at risk with their mobile deployment and how actively they are taking steps to combat those risks, according to BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications.

The gap in understanding how inadequately managed mobile devices in the workplace can contribute risk — yet not taking action to mitigate that risk is evident, as 66 percent of those surveyed acknowledge they find it difficult to keep up with current and emerging mobile threats, while 70 percent of the same respondents say they know they are more tolerant of risk than they should be with their enterprise mobility. This increases to 76 percent in BYOD environments.

For organizations with governance, risk and compliance (GRC) demands, this gap leaves them vulnerable to attacks or industry regulation breaches that put them at financial and reputational risk. The survey found that only 35 percent of executives, risk compliance officers and IT managers within large organizations are very confident that their organization’s data assets are fully protected from unauthorized access via mobile devices. In fact, more than two-thirds believe that mobile devices are the weakest link in their enterprise security framework.

Respondents indicated that they have been too lax in assessing and guarding against risks such as lost or stolen devices, unapproved apps and cloud services, as well as inadequate separation of work and personal use of devices. Consequences in mishandling these issues could lead to immeasurable reputational damage, significant financial penalties and loss of revenue through the loss of trade secrets, or misappropriated customer data. These threats are so critical that 75 percent of those surveyed believe that their organization’s GRC groups should be more involved in developing enterprise mobility strategy.

“Deloitte’s clients face a wide range of complex issues when assessing the adoption of new technology. From Deloitte’s own research, we know that Digital Risk and in particular mobile technologies are of growing concern,” said Kieran Norton, Principal, Security & Privacy, Deloitte & Touche LLP. “As the technical capabilities of connected devices increase exponentially, so do the threats to devices, data and infrastructure as well as wider risks around issues such as regulatory compliance and operational support. While clients recognize the potential upside of mobile driven innovation, at this time we still see many companies grappling with the implications of mobile technologies and finding the ‘sweet spot’ where new business opportunities are exploited while managing risk and balancing the tradeoff between control and user experience.”

“It’s startlingly clear that mobile technology has transformed daily business faster than most businesses have been able to adapt,” said John Sims, President of Global Enterprise Services, BlackBerry. “Leaders at all levels of organizations around the world are realizing the very real gaps that exist in their technology infrastructure – and the potentially devastating consequences of a breach. As workforces become ever more mobile, BlackBerry leads the industry in developing solutions that provide flexibility without sacrificing security.”

The findings raise serious concerns about the risk exposure faced by enterprises at a time when mobile challenges are growing. Nearly two-thirds of respondents reported the number of data breaches their organization has experienced via mobile devices has increased in the last year, and 66 percent said that it is difficult for their organizations to keep up with emerging mobile trends and security threats.

Additional mobile security trends emerging from survey respondents and their organizations included:

•
Increasing need for Enterprise Mobility Management (EMM). Seventy-six percent of study participants said the risk of legal liability and costly lawsuits will increase without concerted efforts to adopt comprehensive enterprise mobility management strategies.

o	61 percent say their organization miscalculates or underestimates risk by focusing on the device rather than the entire mobility landscape.
o
The head of internal audit at a professional services company interviewed for the study said: “Attitudes are changing with regard to work and where you do it. The danger is that as the behavior changes and we use more mobile technologies, the controls do not keep up.”

•
Reconsideration of bring-your-own-device (BYOD) policies. Fifty-seven percent said that they would consider curtailing policies that allow employees to use their personal mobile devices at work (BYOD) in favor of more secure end-to-end solutions such as corporate owned, personally enabled (COPE).

o	77 percent reported that it is increasingly difficult to balance the needs of the business and those of the end user when it comes to mobility.
o	A vice president of technology at a financial services firm said: “As soon as someone is on the news there will be a backlash.”

•
Mobility partners must provide secure, future-ready solutions. Sixty-nine percent said their methods for choosing mobility vendors need to be updated to reflect the current risk and mobility landscape.

o	73 percent said they want providers to have security credentials and certifications when determining how best to implement EMM solutions.
o	58 percent want their partners to have a clear mobility roadmap and solutions that adapt to changing technologies.

To learn more about the survey in an accompanying infographic and to download the complete report, “Moving Targets in Risk” visit: www.blackberry.com/risktolerance.

Infographic: www.blackberry.com/select/riskinfographic/

About the Global Survey

The study by Loudhouse Research was commissioned by BlackBerry and conducted in July and August 2014. The survey included 780 individuals in six countries with ultimate governance, risk, compliance (GRC) responsibility in organizations with 1,000 or more employees (500-plus in Australia). Participants represented a cross-section of companies and sectors deploying a variety of mobile operating systems and management protocols.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                                                             Document 3

                                                                                           November 13, 2014

FOR IMMEDIATE RELEASE

Global Customers Choose BES12 Cross-Platform EMM by BlackBerry

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced Bombardier, American Crane, Home Hardware and Rocco Forte are among a group of global customers that are migrating to the new BES12™ : a cross-platform EMM solution by BlackBerry®, available today. BES12, which can be deployed on-premise or in the cloud, is the foundation for a new generation of enterprise security, productivity, and communication and collaboration services that will help organizations securely connect employees with content, apps, devices and machines.

BlackBerry was named a Leader and achieved the top score in EMM strategy in the Forrester Wave: Enterprise Mobile Management, Q3 2014(1). As the leading EMM provider, BlackBerry customers include all G7 governments, 16 of the G20 governments, 10 out of 10 of the largest global enterprises in each of the pharmaceutical, law firm and automotive industries, and the top five largest oil and gas companies in the world.

BES12 provides expanded EMM capabilities that can manage any mobile deployment model such as BYOD, COPE and COBO, and leverages BlackBerry’s trusted global infrastructure. The BES12 platform seamlessly supports iOS, Android™, Windows Phone®, BlackBerry® 10 and BlackBerry® OS. Key benefits of BES12 include:

•
Comprehensive Cross-Platform EMM: Provides complete management and security for devices, applications and company data across all major enterprise device platforms and all tiers of device ownership and deployment models.

•
End-to-End Security: Leverages advanced encryption, containerization, application wrapping and BlackBerry’s secure global infrastructure. Provides end-to-end, platform-level security that keeps an organization’s data safe and secure while in transit and at rest.

•
Scalable Architecture: Scalable up to 25,000 devices per server and 150,000 devices per domain. BES12 is designed to reduce deployment cost and complexity and ensure maximum uptime with support for active-active high availability. It can be deployed on-premise or through a private cloud — and will soon be available via hybrid or public clouds.

•
Streamlined User Experience: Enables administrators to holistically manage all users, devices, policies and profiles natively, from one easy-to-use unified console. A new attribute-driven, endpoint management model enables more flexible management of devices, applications and data. Comprehensive reporting and dashboards simplify the management of complex fleets of devices.

•
Industry Leading Total Cost of Ownership: The recent study by Strategy Analytics, Enterprise Mobility Management: A Review of Total Cost of Ownership, found that BES is the lowest cost EMM solution based on the five year total cost of ownership (TCO). The study found that migrating from BES5 to a BlackBerry competitor is, on average, more than double the cost over five years than migrating from BES5 to the next generation of BES(2).

•
Design for Internet of Things: BES12 is the first BES platform that will extend beyond smartphones and tablets to support the management of things, including medical diagnostic equipment, industrial machinery and automobiles.

•	Global Support: All BES12 subscriptions include industry leading BlackBerry Technical Support Services to help manage the complexity and demanding requirements of mobility and evolving EMM strategies.

Nearly 100 companies — from a number of industries and regions — have already deployed BES12 as part of BlackBerry’s Enterprise Pre-Release Program. Here’s what a few of them have to say:

Bombardier
The world’s only manufacturer of both planes and trains. Bombardier is evolving mobility worldwide by answering the call for more efficient, sustainable and enjoyable transportation everywhere.

“We trust in BlackBerry’s long-standing reputation in mobile security and realize that’s why the world’s most eminent organizations and governments depend on their mobility platform. As mobile computing continues to redefine business and empower employees to collaborate, transact and innovate in entirely new ways, we are confident that BES12 will help simplify the way mobility is managed. And the ability to extend BlackBerry’s security across multiple device platforms, including Windows Phone, iOS and Android, is of particular interest to us as we are managing complex BYOD environments.” - Jean Pierre Bourbonnais, Vice-President and CIO

American Crane & Equipment Corporation (ACECO)
A leading manufacturer of cranes, hoists and other material handling equipment, as well as components and parts for standard, custom and nuclear applications.

“American Crane trusts BlackBerry’s long-standing reputation in mobile security and having had the opportunity to pilot BES12 in our virtual environment for some time now, we’re especially impressed by how simple it is to use, and how easy it has been to migrate users over. Our employees appreciate the flexibility of being able to use the device that’s most comfortable for them, and the interface is more intuitive and easy to support from an IT perspective."    - Denny Bono, IT Manager

Südzucker AG
The largest sugar producer in Europe, with headquarters in Mannheim, Germany.

“BES12 has provided a practical solution to manage and secure our existing fleet of BlackBerry devices, including our BlackBerry 10 smartphones and BlackBerry OS 7 devices. This optimizes employee productivity in our enterprise environment, and unifies our EMM into one, easy-to-use system.” — Christian Begger, Head of ZAO/IT-AC Administration & IT Controlling

Rocco Forte

A family of 10 highly individual luxury hotels and resorts across Europe and the Middle East — with more new properties due to open soon.

“Now with BES12 cross-platform support, we don’t have to worry about what device or OS specific application our users need; we can add all versions of the application – whether it is iOS, Android, Windows or BlackBerry – to BES12 and deploy it the user. BES12 automatically selects the right version of the app for the device being used and pushes it out. It truly is an exciting time.”- Emmanuel Clave, Group Director of IT

The MERCEDES AMG PETRONAS Formula One™ Team
Competes in the FIA Formula One World Championship and is based at the team's Operations Centre in Brackley, UK. The team has won the 2014 FIA Formula One World Constructors Championship.(3)

“One of the big benefits for us with BES12 is the unified administration of BlackBerry OS, BlackBerry 10, and all non-BlackBerry devices in our environment. We can easily add people into groups and automatically provision handsets for our users. This will save time for our IT department because we don’t actually need to be involved in the provisioning of a new handset. BES12 has been a great experience so far. It’s just so simple.”— Matt Harris, IT Director, MERCEDES AMG PETRONAS Formula One™ Team

TVS Motor Company
The third largest two-wheeler manufacturer in India and among the top ten in the world.

“With BES12, we look forward to a single secure platform for all mobile devices of our users, supporting their business and personal needs at the same time” - TG Dhandapani, CIO

Home Hardware
Canada’s largest independent home improvement retailer.

“We are seeing that BlackBerry is really listening to their customers. With BES12 they’re acknowledging the importance of EMM. There is nothing else on the market that beats BlackBerry for security, and BES12 allows us to broaden that. It allows us the opportunity to introduce other devices into our environment and really extend our BlackBerry security platform. That innovation is really important to our organization.” - John R. Dixon, Director, Corporate Infrastructure

Perfetti Van Melle India Pvt Ltd
The third largest confectionery manufacturer in the world, with headquarters in Milan, Italy.

“BlackBerry helps us meet our end-to-end solution needs from a mobility and security point of view. With BES12, we aim to consolidate and manage our cross platform strategy thus enabling BYOD across devices and users.” - Basant Kr Chaturvedi, Head – Information & Communication Technology

Trend Micro Incorporated
A global leader in security software and solutions, strives to make the world safe for exchanging digital information.

“As threat defense experts, we have seen a dramatic increase in the number of high-risk mobile apps. We trust BlackBerry's secure mobile platform to protect the communication of our executive team, and have committed to deploying BES12 and BBM Protected internally to take full advantage of the management and protection capabilities these products provide. We are proud to partner with BlackBerry to protect customers from malicious and high-risk apps through BlackBerry Guardian."   -  Wael Mohamed, COO

For more information about BES12, visit www.blackberry.com/bes12.

(1)	Forrester Research, Inc. " The Forrester Wave™: Enterprise Mobile Management, Q3 2014, " by Christian Kane and Tyler Shields, September 30, 2014.
(2)	Strategy Analytics, Enterprise Mobility Management: A review of Total Cost of Ownership, May 2014.
(3)	Subject to official confirmation by the FIA of the results of the 2014 FIA Formula 1 World Championship.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

                                               ###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                                                           Document 4

                                                                                          November 13, 2014

FOR IMMEDIATE RELEASE

BlackBerry Delivers Industry’s Broadest Enterprise Mobility Support with BES12 Cross-Platform EMM Solution

•	BlackBerry ecosystem expands with new partnerships
•	New advanced EMM solution supports all device-use scenarios and cloud or on-premise deployments

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today the availability of BES12™: a cross-platform EMM solution by BlackBerry® that securely manages devices from all of the major enterprise mobile platforms. BES12 is the foundation for BlackBerry’s extensive portfolio of enterprise security, productivity, and communication and collaboration services that will help organizations securely connect employees with each other and with the corporate information and machines that are required to get their jobs done.

BlackBerry also announced a new partnership with Samsung where BES12 will manage a wide range of Samsung KNOX smartphones and tablets. The companies will work together in regulated industries and with government customers.

BES12 simplifies the task of mobilizing an organization by providing a single command and control center for managing the availability and usage of devices, apps, activities and mission-critical data. The breadth of capabilities offered by BES12 is why organizations such as Home Hardware and American Crane recognize it as their preferred cross-platform EMM.

“American Crane trusts BlackBerry’s long-standing reputation in mobile security and having had the opportunity to pilot BES12 in our virtual environment for some time now, we’re especially impressed by how simple it is to use, and how easy it has been to migrate users over,” said Denny Bono, IT Manager, Corporate Headquarters, American Crane & Equipment Corporation. “Our employees appreciate the flexibility of being able to use the device that’s most comfortable for them, and the interface is more intuitive and easy to support from an IT perspective."

Bombardier also showed their support for BES12. “We trust in BlackBerry’s long-standing reputation in mobile security and realize that’s why the world’s most eminent organizations and governments depend on their mobility platform,” said Jean Pierre Bourbonnais, Vice-President and CIO at Bombardier. “As mobile computing continues to redefine business and empower employees to collaborate, transact and innovate in entirely new ways, we are confident that BES12 will help simplify the way mobility is managed. And the ability to extend BlackBerry’s security across multiple device platforms, including Windows Phone, iOS and Android, is of particular interest to us as we are managing complex BYOD environments.”

The Most Comprehensive EMM
According to a global study released today (1), highly regulated organizations lack confidence that data is fully protected. For example, 76 percent say the risk of legal liability and costly lawsuits will increase unless organizations make a concerted effort to adopt a comprehensive enterprise mobility management strategy. This is no longer an issue that is solely the concern of the CIO’s organization; it is now elevated to the agenda of the Risk Management and Governance Committees with Boards of Directors.

This type of risk is why BES12 provides expanded EMM capabilities that can manage any mobile device usage model such as BYOD, COPE and COBO, and leverages BlackBerry’s trusted global infrastructure. In fact, BlackBerry was named a Leader and achieved the top score in EMM strategy in the Forrester Wave: Enterprise Mobile Management, Q3 2014(2).

The BES12 platform seamlessly supports iOS, Android™, Windows Phone®, BlackBerry® 10 and BlackBerry® OS. The flexibility and scalability of the new BES12 architecture will allow customers to move easily and securely from on-premise environments to various cloud models, including private, public and hybrid(3). Key BES12 features include:

•	Comprehensive Cross-Platform EMM: Provides complete management and security for devices, applications and company data across all platforms and all tiers of device ownership and deployment models.
•
End-to-End Security: Leverages advanced encryption, containerization, application wrapping and BlackBerry’s secure global network infrastructure. Provides end-to-end platform-level security that keeps an organization’s data safe and secure while in transit and at rest.

•
Scalable Architecture: Scalable up to 25,000 devices per server and 150,000 devices per domain. BES12 is designed to reduce deployment cost and complexity and ensure maximum uptime with support for active-active high availability.

•
Streamlined User Experience: Enables administrators to holistically manage all users, devices, policies and profiles natively, from one easy-to-use unified console. A new attribute-driven, endpoint management model enables more flexible management of devices, applications and data. Comprehensive reporting and dashboards simplify the management of complex fleets of devices.

•
Industry Leading Total Cost of Ownership: In 2014, Strategy Analytics found that in multi-platform enterprise mobility management, BES10 offered the highest level of security with the lowest 5 year cost of ownership(4). BlackBerry highlights that with BES12, the TCO savings go even further.

•
Design for the Internet of Things: BES12 is the first BES platform that will extend beyond smartphones and tablets to support the management of things, including medical diagnostic equipment, industrial machinery and automobiles.

•	Global Support: All BES12 subscriptions include industry leading BlackBerry Technical Support Services to help manage the complexity and demanding requirements of mobility and evolving EMM strategies.

“Orange is glad to see BlackBerry come back with a new strategy focused on the B2B market enabled by BES12. This EMM solution leverages the strengths of our network, and completely meets the challenges of our enterprise customers as they implement their digital transformation,” said Valérie Cussac, VP Mobile Enterprise, Orange.

Advanced EMM Services
BES12 is the “central nervous system” of a powerful environment that brings together mobile devices, apps, cloud services and mobile operator services. Companies can extend their EMM capabilities with integrated communication and collaboration tools such as BBM™ Protected and new identity and access solutions. These other value-added services that complement the EMM environment include:

•	Enterprise Identity by BlackBerry® (5): Will simplify secure access to cloud based services with a single point of entitlement, control and audit for all cloud app.
•
VPN Authentication by BlackBerry® (5): Will provide the option of eliminating the need for employee passwords or PINs and hardware tokens, improving the productivity of mobile workers reducing overall costs.

•
BBM™ Meetings: Provides a mobile-first collaboration app that provides a new way to work smarter and be more productive on BlackBerry and Android devices as well as connecting with users on a Windows® PC or Mac.

•
BlackBerry® Blend for Enterprise: Makes it possible for employees to conveniently and securely access personal and work data from their BlackBerry smartphone on any device. BlackBerry Blend revolutionizes IT administration by shifting from managing devices to managing information movement.

•
WorkLife by BlackBerry®: Will allow enterprises to easily add a separate corporate phone number to personal devices brought in by their employees or for the employee to add a separate personal phone number to a corporate-liable device provided by the company. Work usage of voice, SMS and data will be charged to the company while all other usage is charged directly to the employee, with no need to file and process expense reports or pay stipends. The solution will cover voice, SMS and data and will operate while in the home network as well as in roaming situations.

“Boards of Directors are asking management teams to reevaluate their enterprise mobility strategies as major concerns over corporate security breaches are becoming more prevalent, resulting in significant economic and reputational losses for companies,” said John Sims, President, Global Enterprise Services, BlackBerry. “BlackBerry security is the best in the industry and BES12 is built on the proven BlackBerry security and sophisticated encryption that our customers know and trust. BlackBerry pioneered the capability to securely manage smartphones within the enterprise. Now, with these new value-added services, we’re focusing on taking our offering beyond EMM to enable customers to solve real security and productivity challenges associated with the use of mobile technology across their enterprise.”

Availability and Pricing
Since the EZ Pass migration program launched on March 31, 2014, customers worldwide have registered for five million BES client access licenses. More than 30 percent of these licenses have been traded in from competitors’ MDM platforms since the programed launched. The BlackBerry EZ Pass migration program is designed to help customers take full advantage of the BES12 cross-platform EMM solution by seamlessly migrating from BES5 or BES10 and includes access to BlackBerry’s technical support services. Enterprises will be able to upgrade to BES12 free of charge through this offer. To take advantage of the BlackBerry EZ Pass migration program, visit: www.blackberry.com/ezpass.

BlackBerry is offering a new BES subscription pricing structure with the launch of BES12. BES12 Annual Subscriptions include BlackBerry’s world class support delivered globally by the BlackBerry Technical Support Service (BTSS) team. For more information on BlackBerry’s enterprise mobility management solutions, BES12 and pricing, visit www.blackberry.com/bes12.

(4)	BlackBerry and Loudhouse Research, “Mobility Risk Tolerance,” September 2014.
(5)	Forrester Research, Inc. " The Forrester Wave™: Enterprise Mobile Management, Q3 2014, " by Christian Kane and Tyler Shields, September 30, 2014.
(6)	Private cloud today, and public cloud and hybrid architecture coming soon.
(7)	Strategy Analytics. “Enterprise Mobility Management: A review of Total Cost of Ownership,” May 8, 2014.
(8)	Available later this year.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                                                            Document 5

                                                                                                                                 November 13, 2014

FOR IMMEDIATE RELEASE

BlackBerry Announces New Identity and Access Solutions Allowing Enterprises to Embrace Mobility and Cloud Services with Confidence

BlackBerry’s identity management pedigree used to develop solutions for VPN authentication and federated access to cloud services

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today two identity and access solutions: Enterprise Identity by BlackBerry® and VPN Authentication by BlackBerry®. These solutions will enable enterprise workers to be more productive without compromising security or cost effectiveness.

BlackBerry operates one of the largest global identity management services in the industry to support our BBM™ messaging service and the core BlackBerry service. This involves managing more than 200 million identities and processing more than 120 million identity transactions daily. BlackBerry is leveraging this core expertise and the supporting global infrastructure to enable these new identity and access solutions.

“The proliferation of mobile devices and cloud services in the enterprise make identity and access even more challenging and important,” said Rob Enderle of Enderle Group. “It is a mission-critical need to ensure appropriate access to resources while also meeting rigorous compliance requirements. Behind their decades of experience securing mobile environments, BlackBerry has become a leader in identity management. BlackBerry’s identity and access solutions help simplify the important task of enabling the right individuals to access resources for the right reasons.”

Enterprises and their employees are relying more on the growing number of cloud based services that Forrester Research estimates will reach a market size of $133 billion in 20201. Enterprise Identity by BlackBerry will provide organizations a simple way to manage cloud-based services with a single point of entitlement, control and audit for all cloud services, including Software-as-a-Service (SaaS) and internal applications. It will also make it easy for employees to access all their enterprise cloud applications by allowing them to use just one set of familiar network credentials.

VPN Authentication by BlackBerry will be an entirely new way to securely connect increasingly mobile employees to their organization’s network when and where it is needed. The solution will allow employees to use their iOS, Android™ or BlackBerry® smartphone for two factor authentication, which means no user passwords or PINs. This will eliminate the need for the issuance, management and use of costly and inconvenient hardware tokens, helping minimize overall expenses and improve employee productivity.

“BlackBerry is one of the world’s largest identity providers– managing more than 120 million identity transactions each day,” said John Sims, President, Global Enterprise Services, BlackBerry. “This experience and knowledge, combined with our strength in security enables BlackBerry to meet the growing use of the cloud and demand to access enterprise applications from any device, anywhere. We’re offering new value added services that go beyond traditional EMM capabilities, because organizations need to shift gears and think about being mobile first. We’re helping them achieve that goal.”

BlackBerry’s identity and access solutions complement BES12™: a cross-platform EMM solution by BlackBerry® launched today that manages iOS, Android, Windows Phone® and BlackBerry devices.

Enterprise Identity by BlackBerry benefits will include:
•
Single point of control: Provides control over and management of access to a wide range of services, offering policies for entitlement and authentication. The solution helps achieve compliance, offering reporting and auditing across cloud services. And with the BlackBerry Identity Proxy, it’s possible to securely take advantage of the power of an existing on-premise directory without copying or syncing sensitive corporate data to the cloud.

•
One person, identity and sign on: An employee has one sign on for all their enterprise applications, eliminating the need for the employee to manage and recall many usernames and passwords. This improves the user experience, giving employees more seamless access to their business and productivity applications, and reducing calls to IT for password resets.

•
Easy to deploy: A turn-key solution that is easy to deploy, Enterprise Identity by BlackBerry does not require significant investment for integration. It is standards-based and offers a host of pre-federated cloud services allowing a cost-effective solution to entitlement and access for all types of users.

VPN Authentication by BlackBerry features will include:
•
Reduce cost and hassle: Offering a user experience superior to traditional hardware tokens, VPN Authentication by BlackBerry also reduces overall IT hardware and support costs. It works with managed iPhone, Android and BlackBerry devices, including those that have already been deployed, offering superior value and equivalent or better security. And by eliminating support required for synchronization problems and PIN resets through the helpdesk, the solution helps reduce support costs and time wasted by employees.

•
Secure and scalable: With Public Key Infrastructure (PKI) authentication and an on-premises server, VPN Authentication by BlackBerry keeps security high when moving away from  traditional hardware tokens. And with Active Directory integration, IT can quickly deploy and control VPN access and configuration of user profiles.

•
Flexible authentication options: The solution can be customized to an organization’s policies and requirements, with tailored authentication methods for different user groups. Get two-factor authentication by choosing device or Active Directory credentials as the first factor, while one-click acceptance on the smartphone acts as the second factor.

VPN Authentication by BlackBerry will be available for iOS and Android devices with BES12 and available for BlackBerry devices with BES5, BES10 or BES12. VPN Authentication by BlackBerry has no upfront or perpetual license costs, and will start at $3 USD per user, per month (billed annually). Enterprise Identity by BlackBerry and VPN Authentication by BlackBerry will be available later this year.

For additional information on Enterprise Identity by BlackBerry visit:www.blackberry.com/enterpriseidentity.

For more information on VPN Authentication by BlackBerry visit:www.blackberry.com/vpnauthentication.

(1)	Forrester Research Inc. “The Public Cloud Market Is Now In Hypergrowth” by Andrew Bartels, John R. Rymer, James Staten with Khalid Kark, Joanna Clark, Dominique Whittaker, April 24, 2014.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                                                         Document 6

                                                                                                                       November 13, 2014

FOR IMMEDIATE RELEASE

BlackBerry Transforms Mobile Collaboration with New BBM Meetings Solution

BlackBerry enhances productivity and security for mobile professionals with mobile first solution, BBM Meetings

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced the launch of BBM™ Meetings, a multi-OS, mobile first voice and video conferencing solution which delivers a mobile collaboration experience that enhances the productivity of mobile professionals, while reducing the operating cost for the enterprise.

Voice and video conferencing is an increasingly important capability for enterprises, but current solutions fall short of providing an effective collaboration tool for their increasingly mobile workforce. According to Strategy Analytics, the enterprise mobile conferencing market is projected to grow to 165 million users and revenue of $4.7 billion by 20181. Despite market growth, the mobile collaboration experience today does not meet the demands of today’s mobile professional. Employees face challenges with joining meetings from their mobile device, and with sharing and collaborating in a rich, easy and reliable way. This leads to lost time and lost productivity. In a recent survey, 63 percent of respondents said mobile devices that help them collaborate better in meetings and on projects would be beneficial in enabling productivity2.

Through BBM Meetings, BBM™ users on Android™ and BlackBerry® 10 smartphones as well as users on a Windows® PC or Mac have access to high quality audio and video conferencing capabilities that leverage the collaboration benefits and functionality that BlackBerry is known for. BBM Meetings makes it simpler and easier for mobile workers to join meetings on the go. It is also a fraction of the cost of other apps that provide similar functionality.

“BlackBerry’s enterprise strategy extends beyond our commanding position in the EMM market to offer a premiere set of value-added services, including a mobile collaboration service for customers,” said John Sims, President, Global Enterprise Services for BlackBerry. “BBM is the only mobile messaging platform for Android and BlackBerry smartphones to deliver a complete meetings experience that puts mobility first. Many voice and video conferencing solutions were built with just the desktop in mind and mobile as an after-thought. BBM Meetings is designed from a mobile first perspective specifically to enable mobile employees to work together more effectively and get more done on the go.”

Key features of BBM Meetings:

•
Schedule on the go: With BBM Meetings, you can easily initiate or schedule a video and audio conference from your mobile device. Attendees can be invited from your local or company address book by BBM or email. All your meetings are instantly added to your device calendar.

•
BBM Chats become meetings at the touch of a button: BBM Meetings makes it easy to turn any BBM chat, multi person chat, group chat or Voice call into a live BBM Meeting with a simple touch of a button.

•
Ring, answer, meet:  Joining a meeting is as easy as that. With BBM Meetings, when it’s time to meet your phone rings. Answer it just like a voice call and you’re in the meeting ready to go, without the need to struggle with conference IDs, passcodes and PINs.

•
Present anywhere: Joining a meeting from your mobile device shouldn’t limit your ability to present and participate. BBM Meetings is designed first for the mobile participant, so you can present from your device of choice – mobile or desktop. Show your screen, deliver a presentation, share a document, or even annotate.

•
HD video and voice conferencing: Bring great ideas to life with HD video & voice conferencing for up to 25 participants. View the speaker full screen, what they are presenting, or swipe through a gallery of attendees.

New Value-Added Services Bundle
BlackBerry also announced a new value-added services bundle that will be available in December. The Enterprise Communicator bundle includes BBM Meetings, BBM™ Protected and Advantage Level Support for $12 USD per month. Enterprises can purchase this bundle through their BlackBerry Account Manager or licensed distributor.

For more information about BBM Meetings, visit www.blackberry.com/bbmmeetings.

(1) Source: Strategy Analytics Global Mobile Enterprise Business Applications Revenue/Users Forecast 2012-2018, December 2013
(2) Source: ‘Global Productivity Study’, conducted by GfK for BlackBerry, July 2014

About BBM
Introduced in 2005, BBM set the standard for mobile instant messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                                                             Document 7

                                                                                                                                       November 13, 2014

FOR IMMEDIATE RELEASE

BlackBerry Announces Agreement with Salesforce to Promote Public Sector Productivity

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications announced today an agreement with Salesforce to connect its No. 1 customer relationship management (CRM) platform to BlackBerry’s enterprise mobility management (EMM) solutions. The partnership highlights the companies’ mutual dedication to provide highly secure enterprise services and offerings that meet the demands of regulated industries that require the highest levels of security.

With this partnership, BlackBerry and Salesforce joint customers will have access to a fully secure cross-platform, mobile end-to-end solution. BlackBerry launched today BES12™: a cross-platform EMM solution by BlackBerry® that securely manages devices from all of the major enterprise mobile platforms. BES12 is the foundation for BlackBerry’s extensive portfolio of enterprise security, productivity, and communication and collaboration services that will help organizations securely connect employees with each other, corporate information and the machines that are required to get their jobs done.

“This agreement will allow Salesforce and BlackBerry joint customers to run their businesses from their phone while complying with specific industry regulations,” said Vivek Kundra, Executive Vice President, Salesforce. “BlackBerry has an excellent reputation in security and networks, and when matched with the Salesforce Customer Success Platform, public sector organizations can use their mobile devices to connect with customers in a whole new way."

“BlackBerry pioneered the capability to securely manage smartphones within the enterprise. Now, by working with Salesforce, we’re demonstrating how we’re taking our know-how and offerings beyond EMM,” said Marty Beard, Chief Operating Officer, BlackBerry. “Our partnership with Salesforce will empower workers to be more secure and productive, and businesses to be more profitable.”

According to a global study released today, 59 percent of respondents say that the number of data breaches that their organization has experienced through mobile devices has increased in the last 12 months, while 68 percent believe that mobile devices are the weakest link in their enterprise security framework. (1)

By extending BlackBerry’s partnership with Salesforce, customers will benefit from the industry leading EMM, messaging and security capabilities used by all G7 governments, 16 of the G20 governments, 10 out of 10 of the largest global enterprises in each of the pharmaceutical, legal and automotive industries. BlackBerry was also named a Leader and achieved the top score in EMM strategy in the Forrester Wave: Enterprise Mobile Management, Q3 2014.2

(1)	BlackBerry and Loudhouse Research, “Mobility Risk Tolerance,” September 2014.
(2)	Forrester Research, Inc. " The Forrester Wave™: Enterprise Mobile Management, Q3 2014, " by Christian Kane and Tyler Shields, September 30, 2014.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Salesforce, Salesforce1 and others are trademarks of salesforce.com, inc.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                         Document 8

                                                                                           November 13, 2014

FOR IMMEDIATE RELEASE

BlackBerry and Samsung Partner to Provide End-To-End Security for Android

Waterloo, ON– BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced a strategic partnership with Samsung Electronics Co., Ltd. to provide a highly secure mobility solution for Android™.  As a result, early next year, enterprise customers will have a new choice: a tightly integrated, end-to-end secure solution that brings together BES12™: a cross-platform EMM solution by BlackBerry® with Samsung Galaxy smartphones and tablets that are embedded with Samsung KNOX.

“BlackBerry and Samsung’s creation of an integrated enterprise solution for Android makes sense,” said Bloomberg Head of Enterprise Mobility, Chris Behringer. “Security is a top priority for us, and this combined offering provides a new versatile option to the marketplace.”

With KNOX, Samsung has created a set of Android devices capable of safeguarding enterprise data with multiple layers of hardware- and software- based protection. BlackBerry brings to the partnership a class-leading cross-platform enterprise mobility management (EMM) solution and a highly secure network infrastructure. Working together, the companies can now offer enterprises with a new and highly secure mobility option.

Options are critical for organizations looking to meet all their business and security needs. A global study released today1 found that 76 percent of people in regulated industries say that the risk of legal liability and costly lawsuits will increase unless organizations make a concerted effort to adopt a comprehensive enterprise mobility management strategy.

“We share the goal to provide enterprises with the most secure mobility solutions through this partnership with BlackBerry,” said Injong Rhee, Senior Vice President of KNOX Business Group, Samsung Electronics. “Samsung KNOX is focused on delivering secure mobility solutions to enterprises and, combined with BES12, we will offer more options for customers that need enhanced levels of security on Android devices.”

“BlackBerry has developed a very close partnership with Samsung and we’re committed to deepening the interaction between our engineering and product development teams for the long-term,” said John Sims, President of Global Enterprise Services, BlackBerry. “It is a natural progression in our path to providing our customers with more alternatives to meet their evolving mobile needs. Samsung KNOX offers a number of hardware and software security features and our partnership allows us to tightly integrate these capabilities with BES12.”

With BES12 and Samsung KNOX, customers can take advantage of the following benefits:

•
An integrated solution that brings together the secure connectivity and class-leading device, applications and data management capabilities BlackBerry is known for together with the security features embedded in Samsung Galaxy devices.

•	Android security enhancements that reduce threats that bypass application security mechanisms while minimizing damage from flawed applications.
•	Complete separation of business and personal data for uncompromised corporate security and employee privacy.
•	A series of core security enhancements to better protect device integrity from kernel to apps.
•	Enhanced user experience Workspace for a more flexible approach for enterprise deployment.

Availability is expected in early 2015. Samsung will resell BES12 to joint customers and BlackBerry will offer KNOX support as part of the Gold family of BES12 subscriptions. Pricing will be announced upon availability.

The ability to manage Samsung Galaxy devices with KNOX embedded is just one of the many features included in BES12. To learn more about BES12, visit www.BlackBerry.com/bes12.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About Samsung Electronics Co., Ltd.
Samsung Electronics Co., Ltd. is a global leader in technology, opening new possibilities for people everywhere. Through relentless innovation and discovery, we are transforming the worlds of TVs, smartphones, tablets, PCs, cameras, home appliances, printers, LTE systems, medical devices, semiconductors and LED solutions. We employ 286,000 people across 80 countries with annual sales of US$216.7 billion. To discover more, please visit www.samsung.com.

(1)	BlackBerry and Loudhouse Research, “Mobility Risk Tolerance,” September 2014.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com
                                                                                                                 ###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                                                         Document 9

                                                                                                                                   November 13, 2014

FOR IMMEDIATE RELEASE

Global Channel Partners and Mobile Operators Offering the New BES12 Cross-Platform EMM Solution by BlackBerry

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that Ingram Micro, Orange France SA, Verizon Wireless, Vodafone, DMI and many other partners and mobile operators around the world are now offering BES12™: a cross-platform EMM solution by BlackBerry® made available today. BlackBerry has worked closely with a broad-base of global resellers to ensure that its enterprise product portfolio is delivered effectively and swiftly into the market.

BlackBerry was named a Leader and achieved the top score in EMM strategy in the Forrester Wave: Enterprise Mobile Management, Q3 2014(1). As the leading EMM provider, BlackBerry customers include all G7 governments, 16 of the G20 governments, 10 out of 10 of the largest global enterprises in each of the pharmaceutical, law firm and automotive industries, and the top five largest oil and gas companies in the world.

BES12 provides expanded EMM capabilities that can manage any mobile deployment model such as BYOD, COPE and COBO, and is built on BlackBerry’s trusted network. The BES12 platform supports iOS, Android™, Windows Phone®, BlackBerry® 10 and BlackBerry® OS. Key benefits of BES12 include:
•
Comprehensive Cross-Platform EMM: Provides complete management and security for devices, applications and company data across all major enterprise device platforms and all tiers of device ownership and deployment models.

•
End-to-End Security: Leverages advanced encryption, containerization, application wrapping and BlackBerry’s secure global infrastructure. Provides end-to-end, platform-level security that keeps an organization’s data safe and secure while in transit and at rest.

•
Scalable Architecture: Scalable up to 25,000 devices per server and 150,000 devices per domain. BES12 is designed to reduce deployment cost and complexity and ensure maximum uptime with support for active-active high availability. It can be deployed on-premise or through a private cloud — and will soon be available via hybrid or public clouds.

•
Streamlined User Experience: Enables administrators to holistically manage all users, devices, policies and profiles natively, from one easy-to-use unified console. A new attribute-driven, endpoint management model enables more flexible management of devices, applications and data. Comprehensive reporting and dashboards simplify the management of complex fleets of devices.

•
Industry Leading Total Cost of Ownership: The recent study by Strategy Analytics, Enterprise Mobility Management: A Review of Total Cost of Ownership, found that BES is the lowest cost EMM solution based on the five year total cost of ownership (TCO). The study found that migrating from BES5 to a BlackBerry competitor is, on average, more than double the cost over five years than migrating from BES5 to the next generation of BES(2).

•
Design for Internet of Things: BES12 is the first BES platform that will extend beyond smartphones and tablets to support the management of things, including medical diagnostic equipment, industrial machinery and automobiles.

•	Global Support: All BES12 subscriptions include industry leading BlackBerry Technical Support Services to help manage the complexity and demanding requirements of mobility and evolving EMM strategies.
•
Enhanced SIM-based Licensing: BlackBerry’s exclusive connection to over 675 mobile operators around the world allows the BES12 platform to be licensed to a global network across all supported device platforms on a monthly subscription basis.

BlackBerry has worked with its expansive network of carrier and channel partners to facilitate the onboarding and sales process. Here is what some of them have to say about the launch of BES12 and their partnership with BlackBerry:

Ingram Micro
“It’s an exciting time for BlackBerry – and for its partners. We expect BES12 to be well received by users and the mobility industry, and we look forward to our companies’ continued collaboration.” - Bashar Nejdawi, Executive Vice President, Ingram Micro and President, North America, Ingram Micro Mobility

Orange
“Orange is glad to see BlackBerry come back with a new strategy focused on the B2B market enabled by BES12. This EMM solution leverages the strengths of our network, and completely meets the challenges of our enterprise customers as they implement their digital transformation.” - Valérie Cussac, VP Mobile Enterprise, Orange

DMI
“DMI is committed to delivering comprehensive mobility solutions and services, including managed mobility services, mobile app development and big data analytics, to our clients. We’re pleased to provide BES12 implementations, upgrades, hosting, training and managed services within our portfolio of secure and effective EMM solutions for our commercial and public sector customers. We look forward to continuing our 10-year partnership with BlackBerry.” – Sunny Bajaj, CEO, DMI

Axiom Telecom
"We have been eagerly anticipating BES12 and are excited by the new features announced today. The ability to manage devices on a unified console from all major platforms, as well as all BlackBerry operating systems, is a compelling offering to our customers. We are pleased to call BlackBerry a partner and to extend their offering to our enterprise customers." - Mr. Faisal Al Bannai, CEO, Axiom Telecom

Zones
“With the launch of BES12, BlackBerry has a strong value proposition to offer customers. Through Zones’ mobility practice, we recommend solutions to enterprises to help them harness the power of today’s mobile solutions.  We’re excited to bring BES12 into our mobility solutions portfolio and look forward to a productive relationship with BlackBerry as a member of their partner community.”- Greg Parsonson, Vice President of Partner and Product Marketing, Zones

ISEC7
“BES12 aligns with our efforts to provide the best business solutions available to enterprise customers globally. We’re particularly impressed with how easily applications can be deployed and managed on the BES12 console, and, of course, the security that BlackBerry is known for. Thanks to our strong partnership with BlackBerry, enterprises on the international market can now benefit from these significant advantages.” - Marco Gocht, CEO, ISEC7 Group

Idea Cellular
“Idea is happy to partner with BlackBerry to bring BES12 to its enterprise customers in India. The end-to-end secure, reliable and robust architecture of the BlackBerry enterprise solution addresses the complex mobility requirements of enterprises, and will complement Idea’s current portfolio of enterprise offering. With BES12, we look forward to increase Idea’s share of the enterprise segment and enable our customers to achieve more in a dynamic and fast growing business.” -  Mr. Sashi Shankar, Chief Marketing Officer, Idea Cellular

EMS
“EMS is excited for the launch of BES12 by BlackBerry which is a powerful and effective offer to its customers. BES12 is the best-in-class EMM solution, and EMS is a key global partner of BlackBerry, managing 100 mobile phone operators, and a large enterprise install base. We are pleased to enable this solution for our customers to help them in fulfilling their mobility needs with security and peace of mind." -  Babar Khan - CEO, EMS

For more information about BES12, visit www.BlackBerry.com/bes12.

(3)	Forrester Research, Inc. " The Forrester Wave™: Enterprise Mobile Management, Q3 2014, " by Christian Kane and Tyler Shields, September 30, 2014.
(4)	Strategy Analytics, Enterprise Mobility Management: A review of Total Cost of Ownership, May 2014.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                                                             Document 10

                                                                                                                               November 13, 2014

FOR IMMEDIATE RELEASE

BlackBerry Announces Partnership with Brightstar to Deliver Enterprise Mobility Solutions

Brightstar will distribute BlackBerry’s cross-platform Enterprise Mobility Management solution

Waterloo, ON  and Miami, FL – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced Brightstar Corp., the world’s largest wireless distribution company and leader in services for the wireless industry, will be a distributor of BES12™: a cross-platform EMM solution by BlackBerry®.

Launched today, BES12 is the foundation for BlackBerry’s extensive portfolio of enterprise security, productivity, identity and communication and collaboration services that will help organizations securely connect employees with each other and with the corporate information and machines that are required to get their jobs done. BES12 securely manages devices from all of the major enterprise mobile platforms.

By adding BES12 to Brightstar’s portfolio, customers will have the opportunity to adopt a single command and control center for managing the availability and usage of devices, apps, activities and mission-critical data.

“As BlackBerry’s long-standing partner, we’re excited to offer to find global market opportunities for BES12 to help simplify the way mobility is managed while improving capabilities for better communication, productivity and security,” said Arturo Osorio, Brightstar’s President & COO. “BlackBerry’s ability to extend security across multiple device platforms, including Windows Phone, iOS and Android, will be of particular interest to our customers who have to meet the demands of a diverse group of users.”

According to a global study released today, 68 percent of respondents believe that mobile devices are the weakest link in their enterprise security framework, and 66 percent of those surveyed acknowledge they find it difficult to keep up with current and emerging mobile threats. (1) To help enterprises mitigate security threats, BES12 provides end-to-end platform-level security that keeps an organization’s data safe and secure while in transit and at rest.

“As workforces become ever more mobile, BlackBerry leads the industry in developing solutions that provide flexibility and productivity without sacrificing security,” said John Sims, President, Global Enterprise Services, BlackBerry. “BES12 leverages BlackBerry’s trusted global infrastructure and provides expanded EMM capabilities that can manage any mobile device usage model, such as BYOD, COPE and COBO. We’re excited to work with Brightstar globally to provide our solutions to enterprises more effectively to help mobilize their organizations.”

The BES12 platform seamlessly supports iOS, Android™, Windows Phone®, BlackBerry® 10 and BlackBerry® OS. The flexibility and scalability of the new BES12 architecture will allow customers to move easily and securely from on-premise environments to various cloud models, including private, public and hybrid.(2) For additional information on BES12 features, visit www.blackberry.com/bes12.

(5)	BlackBerry and Loudhouse Research, “Mobility Risk Tolerance,” September 2014
(6)	Private cloud today, and public cloud and hybrid architecture to come

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About Brightstar
Brightstar is the world’s largest specialized wireless distributor and a leading provider of diversified services focused on enhancing the performance and results of the key participants in the wireless device value chain: manufacturers, operators and retailers. For more information, please visit Brightstar.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

Brightstar Corp. Media Relations
Erik.Hofmeyer@brightstar.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	November 17, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer